

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2014

<u>Via U.S. Mail</u>
Pericles DeAvila
Principal Executive Officer
Sector 10, Inc.
222 South Main Street, 5th Floor
Salt Lake City, Utah 84101

> **Re: Sector 10, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed July 15, 2013**
> **File No. 0-24370**

Dear Mr. DeAvila

We issued comments to you on the above captioned filing on March 6, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 22, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322, or me at (202) 551-3344 if you have any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief